UBS Global Asset Management

40-33

811-03503
(UBS Painewebber RMA Money Fund Inc)
Branch 16


05072723



SEC MAIL PROCESSING
RECEIVED
NOV 08 2005
WASH, D.C.
185
SECTION

November 2, 2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: UBS Global Asset Management (US) Inc.
UBS Global Asset Management (Americas) Inc.

Ladies and Gentlemen:

Pursuant to our letter dated August 11, 2005, please find enclosed for filing pursuant to Section 33 of the Investment Company Act of 1940 (the "1940 Act") a copy of the Notice of Motion for Appointment of Lead Plaintiff in the purported Class Action Complaint in a lawsuit **Hoffman et al v. UBS et al** filed in the U.S. District Court for the Southern District of New York on or about September 30, 2005.

The lawsuit seeks to, among other things, recover Rule 12b-1 fees, soft dollars, excessive commissions, directed brokerage, directors' compensation and management fees as more fully alleged in the Complaint.

Questions about this filing should be directed to Joseph J. Allessie, Associate General Counsel of UBS Global Asset Management (US) Inc., at (212) 882 5961.

Kindly show receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it in the enclosed postage-paid envelope.

Very truly yours,



Joseph J. Allessie
Director and Associate General Counsel of
UBS Global Asset Management (US) Inc.
and Vice President of Each Covered Fund



PROCESSED
DEC 02 2005
THOMSON
FINANCIAL

Enclosures

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

Hans Ulrich-Dorr, et al.	:	
	:	**Case No. 1:05-cv-07027-UA**
Plaintiffs,	:	
	:	
- against -	:	
	:	**FILED ELECTRONICALLY**
UBS-AG, Walter E. Auch, Frank K, Reilly, and Edward M. Roob, et al.	:	
	:	
Defendants.	:	
	:	

CERTIFICATE OF SERVICE

I hereby certify that on September 28, 2005, I caused the Notice of Appearance of Edward D. Greim to be served by postage prepaid first-class mail, on the following:

Bradley P. Dyer
MURRAY, FRANK & SAILER LLP
275 Madison Avenue
8th Floor
New York, New York 10016
Attorneys for Plaintiffs

Dated: New York, New York
October 17, 2005

BRYAN CAVE LLP

By: s/ Edward D. Greim
Edward D. Greim (EG 1547)

1290 Avenue of the Americas
New York, New York 10104
(212) 541-2000
Attorneys for Defendants Auch, Reilly, and Roob

ECF, RELATED

U.S. District Court
Southern District of New York (Foley Square)
CIVIL DOCKET FOR CASE #: 1:05-cv-07027-DAB

Ulrich-Dorr et al v. UBS-AG et al
Assigned to: Judge Deborah A. Batts
Related Case: 1:05-cv-06817-DAB
Cause: 15:78m(a) Securities Exchange Act

Date Filed: 08/05/2005
Jury Demand: Plaintiff
Nature of Suit: 850 Securities/Commodities
Jurisdiction: Federal Question

Plaintiff

Hans Ulrich-Dorr
individually

represented by **Bradley P. Dyer**
Murray, Frank & Sailer LLP
275 Madison Avenue
8th Floor
New York, NY 10016
(212)682-1818
Fax: (212)682-1892
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Plaintiff

Hans Ulrich-Dorr
on behalf of all others similarly situated

represented by **Bradley P. Dyer**
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

V.

Defendant

UBS-AG

represented by **Christopher Nicholas Manning**
Williams & Connolly LLP
725 12th Street, NW
Washington, DC 20005
(202) 434-5121
Fax: (202) 434-5029
Email: cmanning@wc.com
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Defendant

UBS Global Asset Management (US) Inc.

represented by **Christopher Nicholas Manning**
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Defendant

UBS Global Asset Management (Americas) Inc.

represented by **Christopher Nicholas Manning**
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Defendant

UBS Jury Trial Demanded Global Asset Management International Ltd.

represented by **Christopher Nicholas Manning**
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Defendant

DSI International Management, Inc.

represented by **Christopher Nicholas Manning**
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Defendant

UBS Financial Services Inc.
formerly known as
UBS PaineWebber Inc.

represented by **Christopher Nicholas Manning**
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Defendant

Margo N. Alexander

Defendant

David J. Feldberg

Defendant

Richard R. Burt

Defendant

Meyer Feldberg

Defendant

Carl W. Schafer

Defendant

William D. White

Defendant

Walter E. Auch

represented by **Eric Rieder**
Bryan Cave LLP (NY)
1290 Avenue of Americas
NY, NY 10104
(212)-541-2057

Fax: (212)-541-4630
Email: erieder@bryancave.com
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Defendant

Frank K. Reilly represented by **Eric Rieder**
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Defendant

Edward M. Roob represented by **Eric Rieder**
(See above for address)
LEAD ATTORNEY
ATTORNEY TO BE NOTICED

Defendant

Joseph A. Varnas

Defendant

Mark F. Kemper

Defendant

Thomas Disbrow

Defendant

Douglas Beck

Date Filed	#	Docket Text
08/05/2005	1	COMPLAINT against DSI International Management, Inc., UBS Financial Services Inc., Margo N. Alexander, David J. Feldberg, Richard R. Burt, Meyer Feldberg, Carl W. Schafer, William D. White, Walter E. Auch, Frank K. Reilly, Edward M. Roob, Joseph A. Varnas, Mark F. Kemper, Thomas Disbrow, Douglas Beck, UBS-AG, UBS Global Asset Management (US) Inc., UBS Global Asset Management (Americas) Inc., UBS Jury Trial Demanded Global Asset Management International Ltd.. (Filing Fee $ 250.00, Receipt Number 551913)Document filed by Hans Ulrich-Dorr(individually), Hans Ulrich-Dorr (on behalf of all others similarly situated).(laq,) Additional attachment(s) added on 8/10/2005 (lb,). (Entered: 08/09/2005)
08/05/2005		SUMMONS ISSUED as to DSI International Management, Inc., UBS Financial Services Inc., Margo N. Alexander, David J. Feldberg, Richard R. Burt, Meyer Feldberg, Carl W. Schafer, William D. White, Walter E. Auch, Frank K. Reilly, Edward M. Roob, Joseph A. Varnas, Mark F. Kemper, Thomas Disbrow, Douglas Beck, UBS-AG, UBS Global Asset Management (US) Inc., UBS Global Asset Management (Americas) Inc., UBS Jury Trial Demanded Global Asset Management International Ltd.. (laq,) (Entered: 08/09/2005)

08/05/2005		CASE REFERRED TO Judge Deborah A. Batts as possibly related to 1:05-cv-6817. (laq,) (Entered: 08/09/2005)
08/05/2005		Case Designated ECF. (laq,) (Entered: 08/09/2005)
08/22/2005		CASE ACCEPTED AS RELATED TO 05cv6817. Notice of Assignment to follow. (jeh,) (Entered: 08/24/2005)
08/22/2005		Magistrate Judge James C. Francis is so designated. (jeh,) (Entered: 08/24/2005)
08/22/2005	2	NOTICE OF CASE ASSIGNMENT to Judge Deborah A. Batts. Judge Unassigned no longer assigned to the case. (jeh,) (Entered: 08/24/2005)
09/28/2005	3	NOTICE of Appearance by Edward Dean Greim on behalf of Walter E. Auch, Frank K. Reilly, Edward M. Roob (Greim, Edward) (Entered: 09/28/2005)
09/30/2005	4	STIPULATION AND ORDER; that lead plaintiff shall serve an amended consolidated complaint after a decision is entered on all motions for Lead Plaintiff and Counsel, and that answers to or motion to dismiss the amended consolidated complaint will be serve no later than 30 days after the consolidated complaint is served. (Signed by Judge Deborah A. Batts on 9/30/05) (pl,) Modified on 10/3/2005 (pl,). (Entered: 10/03/2005)
10/04/2005	5	NOTICE of Appearance by Christopher Nicholas Manning on behalf of DSI International Management, Inc., UBS Financial Services Inc., UBS-AG, UBS Global Asset Management (US) Inc., UBS Global Asset Management (Americas) Inc., UBS Jury Trial Demanded Global Asset Management International Ltd. (Manning, Christopher) (Entered: 10/04/2005)
10/17/2005	6	NOTICE of Appearance by Eric Rieder on behalf of Walter E. Auch, Frank K. Reilly, Edward M. Roob (Rieder, Eric) (Entered: 10/17/2005)
10/17/2005	7	CERTIFICATE OF SERVICE of Notice of Appearance served on Plaintiff on 9/28/05. Service was made by MAIL. Document filed by Walter E. Auch, Frank K. Reilly, Edward M. Roob. (Greim, Edward) (Entered: 10/17/2005)

PACER Service Center			
Transaction Receipt			
10/18/2005 09:28:59			
PACER Login:	wc0482	**Client Code:**	43817.0001/bjbon
Description:	Docket Report	**Search Criteria:**	1:05-cv-07027-DAB
Billable Pages:	2	**Cost:**	0.16

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

Michael Hoffman, Susan Hoffman, and Yakov Prager, et al. Plaintiffs, - against - UBS-AG, Walter E. Auch, Frank K, Reilly, and Edward M. Roob, et al. Defendants.	Case No. 05-cv-6817 FILED ELECTRONICALLY

CERTIFICATE OF SERVICE

I hereby certify that on September 28, 2005, I caused the Notice of Appearance of Edward D. Greim to be served electronically or by postage prepaid first-class mail, on the following attorneys for Plaintiffs:

Steven G. Shulman Jerome M. Congress Janine L. Pollack Kim E. Miller Michael R. Reese Tatiana V. Rodriguez MILBERG WEISS BERSHAD & SCHULMAN LLP One Pennsylvania Plaza New York, New York 10119-0165	Jules Brody Mark Levine STULL, STULL & BRODY 6 East 45th Street New York, New York 10017 Joseph H. Weiss WEISS & LURIE 551 Fifth Avenue, Suite 1600 New York, New York 10176 Joseph G. Dell DELL & LITTLE, LLP 3500 Old Country Road, Suite 105 Garden City, New York 10530

Dated: New York, New York
October 17, 2005

BRYAN CAVE LLP

By: s/ Edward D. Greim
Edward D. Greim (EG 1547)

1290 Avenue of the Americas
New York, New York 10104
(212) 541-2000
Attorneys for Defendants Auch, Reilly, and Roob

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

---x	
Michael Hoffman, Susan Hoffman, and Yakov Prager, et al. :	**Case No. 05-cv-6817**
Plaintiffs, :	
- against - :	**NOTICE OF APPEARANCE**
UBS-AG, Walter E. Auch, Frank K, Reilly, and Edward M. Roob, et al. :	**FILED ELECTRONICALLY**
Defendants. :	
---x	

PLEASE TAKE NOTICE, that Eric Rieder of Bryan Cave LLP hereby appears as counsel for Walter E. Auch, Frank K. Reilly, and Edward M. Roob, individual defendants herein, and requests electronic notification of all filings. Eric Rieder certifies that he is admitted to practice in this court.

Dated: New York, New York
October 17, 2005

BRYAN CAVE LLP

By: s/ Eric Rieder
Eric Rieder (ER 2021)

1290 Avenue of the Americas
New York, New York 10104
(212) 541-2000

Keith R. Dutill
STRADLEY RONON STEVENS & YOUNG, LLP
30 Valley Stream Parkway
Malvern, PA 19355
(610) 640-7969

Attorneys for Defendants Walter E. Auch, Frank K. Reilly, and Edward M. Roob

C053730/0194350/1272773.1

CERTIFICATE OF SERVICE

I hereby certify that on October 17, 2005, I caused the foregoing Notice of Appearance to be served electronically or by postage prepaid first-class mail, on the following:

<table>
<tr><td colspan="2">Attorneys for Plaintiffs</td></tr>
<tr><td>Steven G. Shulman
Jerome M. Congress
Janine L. Pollack
Kim E. Miller
Michael R. Reese
Tatiana V. Rodriguez
MILBERG WEISS BERSHAD &
SCHULMAN LLP
One Pennsylvania Plaza
New York, New York 10119-0165
(212) 594-5300</td><td>Joseph H. Weiss
WEISS & LURIE
551 Fifth Avenue, Suite 1600
New York, New York 10176

Joseph G. Dell
DELL & LITTLE, LLP
3500 Old Country Road, Suite 105
Garden City, New York 10530

Jules Brody
Mark Levine
STULL, STULL & BRODY
6 East 45th Street
New York, New York 10017</td></tr>
<tr><td colspan="2">Attorneys for Defendants</td></tr>
<tr><td>Marty Klotz
WILLKIE FARR & GALLAGHER LLP
787 Seventh Avenue
New York, New York 10019-6099
Attorneys for Defendants Beaubein, Burt, Feldberg, Estate of Carl W. Schafer, Meyer, and White

Christopher N. Manning
WILLIAMS & CONNOLLY LLP
725 Twelfth Street, N.W.
Washington, D.C. 20005
Attorneys for Defendants UBS AG, UBS Global Asset Mgmt. (US) Inc., UBS Global Asset Mgmt. (Americas) Inc., UBS Global Asset Mgmt. Int'l Ltd., DSI Int'l Mgmt., Inc., and UBS Financial Services, Inc.</td><td>Barry G. Sher
Richard C. Schoenstein
PAUL HASTINGS JANOFSKY &
WALKER LLP
75 East 55th Street
New York, New York 10022
Attorneys for Defendants Alexander, Varnas, Kemper, Disbrow, and Beck</td></tr>
</table>

s/ Eric Rieder
Eric Rieder (ER 2021)

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

Hans Ulrich-Dorr, et al.	:	Case No. 1:05-cv-07027-UA
Plaintiffs,	:	
- against -	:	**NOTICE OF APPEARANCE**
UBS-AG, Walter E. Auch, Frank K, Reilly, and Edward M. Roob, et al.	:	**FILED ELECTRONICALLY**
Defendants.	:	

PLEASE TAKE NOTICE, that Eric Rieder of Bryan Cave LLP hereby appears as counsel for Walter E. Auch, Frank K. Reilly, and Edward M. Roob, individual defendants herein, and requests electronic notification of all filings. Eric Rieder certifies that he is admitted to practice in this court.

Dated: New York, New York
October 17, 2005

BRYAN CAVE LLP

By: s/ Eric Rieder
Eric Rieder (ER 2021)

1290 Avenue of the Americas
New York, New York 10104
(212) 541-2000

Keith R. Dutill
STRADLEY RONON STEVENS & YOUNG, LLP
30 Valley Stream Parkway
Malvern, PA 19355
(610) 640-7969

Attorneys for Defendants Walter E. Auch, Frank K. Reilly, and Edward M. Roob

C053730/0194350/1272860.1

CERTIFICATE OF SERVICE

I hereby certify that on October 17, 2005, I caused the foregoing Notice of Appearance to be served electronically or by postage prepaid first-class mail, on the following:

Attorneys for Plaintiffs	
Eric J. Belfi Bradley P. Dyer MURRAY, FRANK & SAILER LLP 275 Madison Avenue 8th Floor New York, New York 10016	Alexander Reus TILP RECHTSANWAALTE PLLC 100 S.E. Second St., Suite 2610 Miami, FL 33131
Attorneys for Defendants	
Marty Klotz WILLKIE FARR & GALLAGHER LLP 787 Seventh Avenue New York, New York 10019-6099 *Attorneys for Defendants Beaubein, Burt, Feldberg, Estate of Carl W. Schafer, Meyer, and White* Christopher N. Manning WILLIAMS & CONNOLLY LLP 725 Twelfth Street, N.W. Washington, D.C. 20005 *Attorneys for Defendants UBS AG, UBS Global Asset Mgmt. (US) Inc., UBS Global Asset Mgmt. (Americas) Inc., UBS Global Asset Mgmt. Int'l Ltd., DSI Int'l Mgmt., Inc., and UBS Financial Services, Inc.*	Barry G. Sher Richard C. Schoenstein PAUL HASTINGS JANOFSKY & WALKER LLP 75 East 55th Street New York, New York 10022 *Attorneys for Defendants Alexander, Varnas, Kemper, Disbrow, and Beck*

s/ Eric Rieder
Eric Rieder (ER 2021)